FORM AW

(Withdrawal of amendments to registration statements filed under the Securities Act of 1933)

T. Rowe Price Retirement Funds, Inc.

100 East Pratt Street

Baltimore, Maryland 21202

November 17, 2023

VIA EDGAR

U.S. Securities & Exchange Commission

Ryan Sutcliffe, Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:  T. Rowe Price Retirement Funds, Inc. (the “Registrant”)
 on behalf of the following series:

 T. Rowe Price Retirement 2005 Fund—I Class
 T. Rowe Price Retirement 2010 Fund—I Class
 T. Rowe Price Retirement 2015 Fund—I Class
 T. Rowe Price Retirement 2020 Fund—I Class
 T. Rowe Price Retirement 2025 Fund—I Class
 T. Rowe Price Retirement 2030 Fund—I Class
 T. Rowe Price Retirement 2035 Fund—I Class
 T. Rowe Price Retirement 2040 Fund—I Class
 T. Rowe Price Retirement 2045 Fund—I Class
 T. Rowe Price Retirement 2050 Fund—I Class
 T. Rowe Price Retirement 2055 Fund—I Class
 T. Rowe Price Retirement 2060 Fund—I Class
 T. Rowe Price Retirement 2065 Fund—I Class
 T. Rowe Price Retirement Balanced Fund—I Class (collectively the “Acquiring Funds”)

 File No.: 333-274578

 Request to Withdraw Pre-Effective Amendment No. 1 to Registration Statement on Form N-14

 File No.: 333-92380; Accession No. 0001741773‐23‐003610

 and

 Request to Withdraw Pre-Effective Amendment No. 2 to Registration Statement on Form N-14

 File No.: 333-92380; Accession No 0001741773‐23‐003623

Dear Mr. Sutcliffe:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant, on behalf of the Acquiring Funds, hereby respectfully requests (a) the immediate withdrawal of the Registrant’s Pre-Effective Amendment No. 1 and Pre-Effective Amendment No. 2 (the “Amendments”) to its Registration Statement on Form N-14 (File No. 333-92380) (together with all exhibits and amendments thereto, the “N14 Registration Statement”), and (b) that the Commission issue an order granting the withdrawal of the Amendments, effective as of the date hereof or at the earliest practicable date hereafter.

The Registrant is seeking withdrawal of the Amendments because the Amendments incorrectly referenced the Registrant’s N-1A file number as opposed to the Registrant’s N-14 file number. After the withdrawal of the Amendments, the Registrant intends to file another pre-effective amendment to the N-14 Registration Statement that will reference the appropriate N-14 file number and will be substantially similar in form to Pre-Effective Amendment No. 2, after which we will file a request for acceleration of effectiveness.

Please direct any questions or comments concerning this request for withdrawal to Brian R. Poole at 410-345-6646 of T. Rowe Price Associates, Inc.

Sincerely,

/s/Brian R. Poole

Brian R. Poole

Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.